Registration No. 333-
     As filed with the Securities and Exchange Commission on March 11, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         CONSOLIDATED ECO-SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                Idaho                                     82-0474589
      (State or other jurisdiction of                  (I.R.S. Employer
       incorporation or organization)                Identification Number)

                            4294 Lakeland, Suite 200
                           Jackson, Mississippi 39208
                                 (601) 936-4440
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               EDWARD L. SCHRADER
                         Consolidated Eco-Systems, Inc.
                            4294 Lakeland, Suite 200
                           Jackson, Mississippi 39208
                                 (601) 936-4440
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 with a copy to:
                              KENNETH S. ROSE, ESQ.
                       Morse, Zelnick, Rose & Lander, LLP
                                 450 Park Avenue
                            New York, New York 10022
                                 (212) 838-5030
                                 (212) 838-9190

          Approximate date commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                    CALCULATION OF REGISTRATION FEE
======================================================================================================
                                                                       Proposed Maximum
    Title of Shares              Amount           Proposed Maximum         Aggregate        Amount of
    to be Registered             to be               Aggregate             Offering       Registration
                                 Registered        Price Per Share(2)       Price(2)           Fee
======================================================================================================
Common Stock, $.001 par value    1,917,359 shares     $1.6875              $3,235,543      $  980.47
------------------------------------------------------------------------------------------------------
Common Stock, $.001 par          3,673,051 shares     $1.6875              $6,198,274      $1,878.27
value,  issuable upon
conversion of outstanding
Convertible Equity
Debentures(1)
------------------------------------------------------------------------------------------------------
Totals                           5,590,410 shares     $1.6875              $9,433,817      $2,858.74
======================================================================================================

(1) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), there are also being registered such additional indeterminable number of shares of Common Stock as may become issuable upon exercise or otherwise in respect of the Convertible Equity Debentures.
(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) on the basis of the average of the high and low sales prices of the common stock on the Nasdaq SmallCap Market on March 7, 1997.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                5,590,410 Shares
                         Consolidated Eco-Systems, Inc.
                                  Common Stock
                           (Par Value $.001 Per Share)

     This Prospectus relates to 5,590,410 shares (the "Offered Shares") of common stock, par value $.001 per share (the "Common Stock"), of Consolidated Eco-Systems, Inc., formerly named Exsorbet Industries, Inc., an Idaho corporation (the "Company"), which Offered Shares may be offered from time to time by and for the account of certain shareholders and Kenneth and Carolyn McDonald, Larry and Marilyn Woodcock and Western Continental, Inc.(collectively, the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Offered Shares. Expenses incurred in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the offering described herein, not including certain expenses such as commissions and discounts of underwriters, dealers and agents, will be paid by the Company. See "Selling Shareholders," "Use of Proceeds" and "Plan of Distribution."

     The Offered Shares may be sold from time to time by the Selling Shareholders, provided a current registration statement with respect to such securities is then in effect. Of the 5,590,410 Shares being offered hereby by the Selling Shareholders, 1,917,359 of the Offered Shares are currently outstanding, and 3,673,051 of the Offered Shares are issuable upon conversion of the Convertible Equity Debentures assuming the conversion rate on the date of this Prospectus. Such number of shares issuable upon conversion of the Convertible Equity Debentures is presently indeterminable and is being estimated for the purposes of this Prospectus. The Registration Statement of which this Prospectus is a part covers such indeterminable number of shares which may be issuable upon exercise of the Convertible Equity Debentures. The Convertible Equity Debentures bear interest at a rate of 8% per annum and are due two years from the date of issuance (the "Convertible Debentures"). See "Plan of Distribution."

     The Common Stock is listed on the Nasdaq SmallCap Market ("Nasdaq SmallCap") under the symbol "EXSO." On March 7, 1997, the closing sale price of the Common Stock was $1.6875 per share.

     The Offered Shares may be offered for sale from time to time by the Selling Shareholders to or through brokers, dealers or underwriters acting as principals or agents or directly to other purchasers or through agents in one or more transactions on the Nasdaq SmallCap or any other stock exchange on which the Common Stock is listed, in the over-the-counter market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The Selling Shareholders and any brokers and dealers through whom sales of the Offered Shares are made may be deemed to be "underwriters" within the meaning of the Securities Act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation. See "Plan of Distribution."

     See "Risk Factors" commencing on page 11 for information that should be considered regarding the securities offered hereby.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March __, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements (if required) and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act, with respect to the Offered Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the Appendices thereto, certain parts of which were omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the content of any contractor other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an Appendix to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Available Information                                                        4
Incorporation of Certain Documents by Reference                              5
The Company                                                                  6
Recent Developments                                                          8
Risk Factors                                                                11
Use of Proceeds                                                             15
Selling Shareholders                                                        15
Plan of Distribution                                                        17
Legal Matters                                                               18
Experts                                                                     18

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus or in the documents incorporated herein by reference in connection with the offering made hereby and, if given or made, such information or representations should not be relied upon as having been authorized by the Company, the Selling Shareholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or any offer to or solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus or any sale made under this Prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-25970) are incorporated by reference in this Prospectus:

     1. Annual Report on Form 10-K/A for the year ended December 31, 1995 (the "Company's 1995 Form 10-K");

     2. The description of Common Stock contained in its Registration Statement on Form 10, filed with the Commission on May 2, 1995, as amended by Form 10, filed with the Commission on September 8, 1995;

     3.   Current Report on Form 8-K/A of March 11, 1996;

     4.   Quarterly Report on Form 10-Q/A-1 for the quarter ended March 31,
          1996;

     5.   Current Report on Form 8-K/A-1 of June 26, 1996;

     6.   Current Report on Form 8-K/A-1 of June 27, 1996;

     7.   Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

     8.   Current Report on Form 8-K of September 30, 1996;

     9. Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and

     10. Definitive Proxy Statement for the annual meeting of shareholders held on December 10, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge, upon written or oral request, to each person, including any beneficial owner, to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to the Company, Corporate Secretary, 4294 Lakeland, Suite 200, Jackson, Mississippi 39208, (601) 936-4440.

                                   THE COMPANY

     The Company is a diverse, environmental and technical services company with a network of specialized subsidiaries (the "Subsidiaries"). The Company and its Subsidiaries seek to maintain a high level of technical expertise and provide a broad range of environmental and technical services to their clients. These services include environmental consulting, engineering design, environmental remediation, industrial services, emergency response, recycling and various specialized environmental services. Generally, each of the Subsidiaries focuses on a specific set of environmental and technical services that are provided to clients either individually or in combination with related services of the other Subsidiaries. The Company's principal business operations are conducted through seven Subsidiaries - Consolidated Environmental Services, Inc. ("CESI"), Cierra, Inc. ("Cierra"), Exsorbet Technical Services, Inc. d/b/a Spiltech Services, Inc. ("SpilTech"), Eco-Acquisition, Inc. d/b/a Eco-Systems, Inc. ("Eco-Systems"), Larco Environmental Services, Inc. ("Larco"), K.R. Industrial Service of Alabama, Inc. ("KRISA"), and 7-7, Inc. ("7-7"). CESI, Cierra, SpilTech, and Eco-Systems were formed or acquired by the Company in 1995. Larco, KRISA, and 7-7 were acquired by the Company in 1996. The Company operates primarily in the states of Arkansas, Texas, Oklahoma, Kansas, Mississippi, Missouri, Alabama, Florida, Louisiana, Ohio, and Pennsylvania. The Company's principal office is located at 4294 Lakeland Drive, Suite 200, Jackson, Mississippi 39208.

     The Company was originally formed on March 14, 1930 as Sentinel Mines Corporation. From the late 1940's until November 11, 1993, the Company had no substantial business operations. On November 11, 1993, the Company acquired Exsorbet Industries, Inc., which was in the development stages of forming a business to manufacture and sell (i) an organic, peat moss-based absorbent material named "Exsorbet," used primarily to clean up oil and other hydrocarbon-based materials, and (ii) an organic poultry compost and soil amendment fertilizer. In conjunction with the acquisition, the Company changed its name to Exsorbet Industries, Inc. The Company ceased production of the compost and fertilizer in the early fall of 1994. The manufacturing facility used to process Exsorbet was leased to another entity by the Company during July, 1996. On January 23, 1997, the Company changed its name to Consolidated Eco-Systems, Inc.

     On April 20, 1995, the Company formed Exsorbet Technical Services, Inc., which is in the business of conducting emergency spill response. After the Company acquired CESI on September 27, 1995, Exsorbet Technical Services, Inc. began conducting its operations under the name "Spiltech Services, Inc."

     On September 27, 1995, the Company acquired CESI. CESI is a diversified environmental services company, specializing in site remediation, de-watering and pond solidification, and project management. In addition, CESI is the sole stockholder of Cierra, Inc, an environmental consulting firm.

     On December 28, 1995, the Company acquired Eco-Systems, which is an environmental consulting/engineering firm comprised of scientists and engineers specializing in remedial investigations, remediation engineering, air quality, waste water, regulatory compliance, solid waste engineering, litigation support/expert testimony, environmental resources and industrial hygiene and safety.

     On June 26, 1996, the Company acquired Larco. Larco was an industrial service and emergency response company. It provides industrial services to petrochemical, manufacturing and transportation industries along the Texas and Louisiana industrial belt and northward along the Mississippi River and connected inland waterways. Larco was also active in the clean-up and mitigation of oil and other spills, but has recently sold all of its emergency response equipment and is no longer providing emergency response services.

     On June 27, 1996, the Company acquired KRISA. KRISA is an industrial service company with offices in Mobile, Birmingham, Decatur, and Double Springs, Alabama, and Panama City, Florida. Using specialized techniques, KRISA provides boiler clean-out and rehabilitation for utility companies and other clients. KRISA is also experienced in hazardous material handling.

     On September 30, 1996, the Company acquired 7-7. 7-7 offers a wide range of environmental services including remediation, barge cleaning, industrial maintenance and hazardous waste recycling. The firm has developed a Liquification Process that recycles hazardous coal tar and petroleum tar sludges into a commercially usable product. The Liquification Process has applications for the steel industry, petroleum and chemical refineries, utility power plants, wood treatment facilities, and Superfund sites.

Products and Services

     Consolidated Environmental Services, Inc. CESI, through its offices in Dallas, TX and Little Rock, AR provides (i) hazardous waste management contracting services, (ii) an integrated system of environmental management services utilizing a combination of technical and remedial capabilities, and
(iii) environmental remediation services, including the following: sludge management and de-watering; composting; bio-remediation; tank cleaning and dismantlement; underground storage tank closure; landfill and impoundment capping; contaminated soil and water treatment; civil construction; groundwater system design and installation; slurry walls; demolition and decontamination.

     Eco-Systems, Inc. Eco-Systems is a diversified environmental consulting/engineering firm, specializing in remedial investigations, remediation engineering, air quality, waste water, regulatory compliance, solid waste engineering, litigation support/expert testimony, environmental resources and industrial hygiene/safety. Eco-Systems is capable of performing preliminary project evaluation and environmental and technical services prior to the performance by CESI of contracting and waste management services on the same project. Eco-Systems provides its services to clients in various economic sectors, including: petrochemicals and agricultural chemicals; oil exploration, refining and marketing; gas pipelines; pulp and paper/forest products; manufacturing; waste disposal and management; state and local government; and law firms. Eco-Systems' consultants and engineers have expertise in the following areas: environmental engineering, materials engineering, chemical engineering, hydro-geology, computer-aided drafting and design, civil engineering, geology, archaeology and physics. Eco-Systems offices are located in Jackson, MS; Mobile, AL; Houston, TX; and Knoxville, TN.

     Spiltech Services, Inc. Spiltech operates as an emergency response and industrial service company, serving several industries and businesses. In addition, Spiltech is a CHEMNET accredited emergency response contractor. CHEMNET is a certification service that provides information on companies to those who need an emergency response contractor.

     As an emergency responder, Spiltech performs the following services: minimizing adverse health impacts of a release of a toxic substance to the surrounding population; minimizing the extent of destruction to surrounding property; containing the spread of contamination; minimizing total clean-up costs; and mitigating both political and legal consequences associated with a toxic substance release.

     Spiltech personnel also assist in the development and implementation of closure programs for Underground Storage Tanks ("USTs"). USTs containing petroleum or hazardous chemicals are regulated on the federal level under the Resource Conservation Recovery Act of 1976 ("RCRA"), which strictly defines the procedures for the closure, abandonment and removal of USTs. In addition, specific state requirements have been enacted to facilitate the closure and removal of USTs. Spiltech and its personnel hold UST certifications for many of the states within the Company's geographical region, including: Arkansas Department of Pollution Control and Ecology, Underground Storage Tank Removal License; Louisiana Department of Environmental Quality, Underground Storage Tank Closure License; Mississippi Department of Environmental Quality, Underground Storage Tank Closure License; Texas National Resource Conservation Commission, Leaking Petroleum Storage Tank Corrective Action Specialist Certification; and Texas Natural Resource Conservation Commission, Leaking Petroleum Storage Tank Project Manager Certification. In addition, Spiltech provides metal fixation services through its Euless, TX operation and vacuum truck services through its Little Rock, AR operation.

     Cierra, Inc. Cierra is a environmental consulting firm based in Little Rock AR that provides an integrated system of environmental services, including: remedial action plans; phase I audits for real estate transactions; UST closure investigations and compliance audits. Cierra's employees have diverse backgrounds applicable to the environmental field with expertise in the following areas: agriculture, biology, chemistry, geology, hydrology, toxicological evaluations and wetlands evaluations.

     Larco Environmental Services, Inc. Larco is an industrial service company with offices in Sulphur and Baton Rouge, LA. Larco provides industrial service in the form of wet and dry vacuum truck operations, tank cleaning, sludge removal, industrial hydroblasting and dewaters. Industrial services are offered on a time and material basis to major clients primarily in the petroleum transportation refining and production industry, as well as to clients in paper manufacturing, chemical manufacturing and storage and municipal utilities. Larco also provides hazardous and non-hazardous waste transportation services and roll-off box transportation services.

     K.R. Industrial Service of Alabama. KRISA is an industrial service company with offices in Mobile, Birmingham, Decatur, and Double Springs, Alabama and Panama City, Florida. Using specialized hydroblasting techniques, KRISA supplies "on-line" clinkers removal to electrical utilities and other boiler dependent operations. These techniques have met with regional acceptance leading to multi-year contracts with major utility companies in Alabama and Mississippi. KRISA also performs industrial service work for the heavy industry in Northern, Central and Southern Alabama as well as the adjacent states of Mississippi and Florida. Such work includes wet and dry vacuum truck services, dewatering, sludge removal, decontamination and related service.

     7-7, Inc. 7-7, which is based in Wooster, Ohio, offers a wide range of services including site remediation, barge cleaning, industrial maintenance and waste recycling. The firm utilizes a liquification process (the "Liquification Process") that recycles coal tar and petroleum tar sludges into a commercially usable product. The Liquification Process has applications for the steel industry, petroleum and chemical refineries, utility power plants, wood treatment facilities, and Superfund sites. Through this process, tar waste sludges are transformed (either on site or off site) into viable feedstocks, such as high-BTU fuel stock and various grades and coal chemical feedstocks. Currently, 7-7 has three Liquification units, one of which is a permanent facility located in Cleveland with a capacity of up to 300 tons per day and two are mobile units with capacities of 100 to 150 tons each per day. These mobile units are used on specific projects.

                               RECENT DEVELOPMENTS

     Exercise of Stock Put Agreement by American Physicians Service Group, Inc. On September 30, 1996, the Company entered into a Stock Put Agreement (the "Put Agreement") with American Physicians Service Group, Inc., a Texas corporation ("APS"), in connection with the issuance of 1,200,000 shares of Common Stock to APS for the purpose of providing financing for the Company's purchase of 7-7. The Put Agreement gave APS the option to require the Company to repurchase 1,200,000 shares of Common Stock from APS for $3,300,000 for a period of sixty days. According to the Put Agreement, an election by APS to sell the shares of Common Stock to the Company triggered an option for the Company to issue a promissory note to APS in lieu of making a $3,300,000 cash payment. Pursuant to the Put Agreement such promissory note would be in the stated principal amount of $3,300,000 and bear interest at a rate of 15.75% per annum, with the principal and interest payable in full on October 1, 1997.

     On November 20, 1996, APS exercised it rights under the Put Agreement and, accordingly, on November 26, 1996, the Company issued to APS a promissory note in the stated principal amount of $3,300,000 bearing interest at the rate of 15.75% per annum and due October 1, 1997.

     Annual Meeting. At the Annual Meeting of Shareholders, held on December 10, 1996 (the "Annual Meeting"), each director of the Company, Charles E. Chunn, Jr., James J. Connors Jr., Edward L. Schrader, Sam Sexton III, Robert D. Vick and Larry J. Woodcock, was reelected to serve another term. Shareholders also approved a change of corporate name from Exsorbet Industries, Inc. to Consolidated Eco-Systems, Inc., which change became effective on January 23, 1997. Additionally, Shareholders approved the reincorporation of the Company in Delaware through a merger of the Company with and into a Delaware corporation, Consolidated Eco-Systems, Inc. That merger has not been consummated, primarily due to the Company's desire to obtain an opinion from Idaho counsel with respect to the rights of dissenting shareholders prior to completing the merger.

     Private Placement of $5,000,000 of Convertible Debentures. From December 20, 1996 to January 22, 1997, the Company sold Convertible Debentures in the stated principal amount of $5,000,000 to certain accredited investors, as defined by Rule 501 of the Securities Act (the "Holder"). The shares of Common Stock which may be issued pursuant to these Convertible Debentures are part of the Offered Shares being offered for sale pursuant to this Prospectus. Each Convertible Debenture is convertible into Common Stock at the option of the Holder of such Convertible Debenture at any time from the sixty-first day following the date of issuance of the Convertible Debenture until the Convertible Debenture is paid in full, at a conversion price, equal to eighty percent of the average closing bid price of the Common Stock on the five trading days immediately preceding date, subject to certain limitations set forth in the Convertible Debenture. If such Convertible Debentures were convertible as of the date of this Prospectus, such Convertible Debentures would convert into approximately ___________ shares of Common Stock.

     The proceeds of sale of the Convertible Debentures have, and will be used to pay past due accounts payable of the Company, for working capital and for other financial needs of the Company and its subsidiaries. In connection with the issuance of the Convertible Debentures, the Company paid $400,000 in sales commissions to H. J. Meyers & Co., Inc. ("H. J. Meyers") the Company's placement agent in connection with the offering. The Company also issued to H. J. Meyers warrants to purchase 500,000 shares of Common Stock at $1.56 per share.

     The Convertible Debentures were issued pursuant to section 4(2) of the Securities Act, which provides that a registration statement is not required in connection with transactions not involving a public offering.

     The Company agreed, in connection with the sale of the Convertible Debentures, to file a registration statement covering the shares of Common Stock issuable upon conversion, and to use its best efforts to cause such registration statement to be declared effective by the Securities and exchange Commission within sixty days of the date the Convertible Debenture was issued. Certain of the Convertible Debentures were issued more than sixty days prior to the date of this Prospectus. Pursuant to the terms of the Convertible Debentures, the Company is obligated to pay to the debenture holders as liquidated damages, the sum of $25 per $1,000 principal amount of debenture for each thirty day period beyond sixty days from the debenture issuance date that a registration statement covering the shares issuable upon conversion is not effective. As of the date of this Prospectus, approximately $________ was due to debenture holders.

     Hibernia National Bank Note Acceleration. Hibernia National Bank of New Orleans, LA ("Hibernia"), the primary creditor of Larco, asserted on February 13, 1997 that Larco was in default of its credit facility and purported to accelerate the notes underlying the facility. The current balance due to Hibernia is approximately $3.3 million, which is secured by a security interest in certain Larco assets. The Company disputes that it is in default of the loan facility, however, the Company is seeking to replace the Larco credit facility. In the event that the Company is unsuccessful in disputing the default or otherwise extending the Hibernia facility, or obtaining a replacement facility for Larco, Larco would have insufficient working capital to continue its current operations. A cessation or reduction in operations of Larco would have a material adverse impact on the Company.

     Sale of Larco Emergency Response Equipment. Larco is in the process of completing the sale of its emergency response equipment. At the time of the acquisition of Larco, its operations consisted of providing industrial services and responding to spill emergencies. Since the date of acquisition of Larco, a reduced demand for Larco's emergency spill response has resulted in that portion of its business becoming unprofitable. Larco has entered into a contract to sell all of its emergency response equipment to an unaffiliated third party. Under the terms of the contract, Larco will agree not to compete with the purchaser in the emergency response business and the purchaser will agree not to compete with Larco in the industrial services business, with limited exceptions, within approximately fifty miles of Lake Charles, LA. The sale will generate proceeds of approximately $1,200,000 which will be used by Larco to retire debt due to Hibernia.

     Changes in Management; Status of Dispute with Former Chief Financial
Officer.

     The Company placed Charles E. Chunn, Jr., its Chief Financial Officer, on paid administrative leave effective December 10, 1996. Mr. Chunn is employed by the Company pursuant to an employment agreement. The Company is currently negotiating a severance and termination arrangement with Mr. Chunn. In the event an amicable resolution is not reached, the Company anticipates that the Chief Financial Officer will commence litigation seeking contractual damages pursuant to his employment agreement which could approach $1.7 million. However, the Company believes that it has meritorious defenses and counterclaims to any such claim which it would aggressively assert and prosecute in any such action.

     On February 7, 1997, James J. Connors, Jr., former Chief Operating Officer of the Company, was named President and Chief Executive Officer. Dr. Ed Schrader, former President and Chief Executive Officer of the Company, became a full time operating Chairman of the Board of Directors. The change was made to allow the President and

Chief Executive Officer to become more fully involved in day to day operations. Additionally, the change allowed Dr. Schrader to devote his efforts to the strategic and long term plans of the Company.

     On February 24, 1997, Edward M. Penick, Jr., a Vice-President of the Company, was named Chief Financial Officer. Robert Vick, who had served in that capacity since January, 1997, resigned due to severe time constraints. Mr. Vick, who also serves on the Company's Board of Directors, operates Eco-Acquisition, Inc., d/b/a Eco-Systems, Inc., the Company's engineering subsidiary. Mr. Vick is responsible for certain day-to-day operations of the engineering subsidiary. The change allows Mr. Vick to devote his duties to operation of the subsidiary. Mr. Penick has prior banking and financial experience and was associated with Consolidated Environmental Services, Inc., the Company's remediation subsidiary, at the time of its acquisition and through the present.

     Financial Condition and Liquidity. The Company is considering various options to pay the $3.3 million note due to APS on October 1, 1997 including a private placement of debt or equity, or refinancing the obligation with APS or others. However, there can be no assurance that the Company can complete a private placement or that APS will refinance the debt.

     At September 30, 1996, the Company had $2 million of bank debt outstanding secured by a certificate of deposit. During January 1997, the certificate of deposit was redeemed and used to retire the bank debt. At September 30, 1996, the Company had current and quick ratios of 1.01 and .89, respectively. Had the certificate of deposit been used to retire the debt at September 30, 1996, the quick and current ratios would have been 1.02 and .87, respectively.

     During December 1996 and January 1997, the Company completed the sale of $5 million of 8% Convertible Equity Debentures. The net proceeds of this offering were, and are being used to retire trade accounts payable and for other working capital purposes.

     During March 1997, 7-7 has maturing note obligations due vendors approximating $1.1 million. It is the intention of the Company to obtain longer payment options from the vendors. Should the vendors not agree to longer payment terms, the Company will need to raise additional debt or equity capital to satisfy these obligations.

     The Company is currently seeking to establish a senior debt facility to consolidate various equipment and accounts receivable notes of its various subsidiary companies. There is no assurance that such a facility will be obtained, or if obtained, that such facility will be adequate to fund the Company's working capital needs. In the event the Company is unsuccessful in establishing a senior debt facility, it will seek to fund its working capital needs through the sale of debt or equity instruments. There is no assurance that the Company will be successful in raising adequate capital to meet its obligations and working capital needs, the failure of which would have a material adverse effect on the Company.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus and incorporated herein by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. Prospective investors should be in a position to risk the loss of their entire investment. This Prospectus contains forward-looking information as a result of various factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

Limited Operating History and Risks of Development

     The Company re-organized its activities and acquired or formed all of its Subsidiaries in 1995 or 1996. Prior to that time, the Company had engaged primarily in the production of its peat moss based product for the clean-up of oil and hydrocarbon spills, marketed under the name "Exsorbet." Except for this experience, the Company had little or no experience in environmental pollution, reclamation, and remediation prior to such time. While these recent acquisitions are seen as favorable for the Company, the acquisitions have increased operating expenses significantly for the Company. There can be no assurance that the Company will be able to maintain profitable operations in the future. Results of operations in the future will be influenced by numerous factors, including, without limitation, technological developments, increases in expenses associated with sales growth, market acceptance of the Company's services, the capacity of the Company to expand and maintain the quality of its products and services, competition, governmental regulation, and the ability of the Company to control costs. There can be no assurance that revenue growth or profitability on a quarterly or annual basis will be sustained. Additionally, the Company will be subject to all the risks incident to a rapidly developing business with only a limited history of operations. Prospective investors should consider the frequency with which relatively newly developed and/or expanding businesses encounter unforeseen expenses, difficulties, complications and delays, as well as such other factors such as the possibility of competition with larger companies.

Limited Liquidity; Need for Additional Financings

     The Company's continued operations will depend upon revenues, if any, from operations and the availability of equity or debt financing. The Company has no commitments for additional financing. Further, there can be no assurance that the Company will be able to generate levels of revenues and cash flows sufficient to fund operations or that the Company will be able to obtain additional financing on satisfactory terms, if at all, to meet its financial obligations as they become due.

Future Sales of Common Stock

     The Company is unable to predict the effect that sales of restricted Common Stock of the Company made under Rule 144, or otherwise, may have on the then prevailing market price of the Common Stock although any substantial sale of restricted securities pursuant to Rule 144 may have an adverse effect. In March 1996, Floyd Leland Ogle, a former President of the Company, gifted 1,458,100 shares of the Company's Common Stock and an immediately exercisable option for 50,000 shares of the Company's Common Stock to a trust (the "Trust") for the benefit of his wife. The trustee, First Commercial Trust Co., N.A. (the "Trustee"), as provided in the trust agreement must liquidate the Trust's holdings by March of 1998 or as soon as practicable as permitted by applicable law. The trust agreement provides that the Trustee will attempt to sell approximately 3,000 shares of the Common Stock each day until the shares held by the Trust are sold. The average trading volume for the Common Stock since January 1, 1996 has been approximately 68,000 shares per day. Accordingly, the sale of the substantial number of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. As of February 28, 1996, the Trust beneficially held 900,600 shares of Common Stock.

New Industry

     The Pollution/Reclamation/Remediation/Industrial Service industry is an emerging business characterized by an increasing number of market entrants. As is typically the case in an emerging industry, demand and market acceptance for services are subject to high levels of uncertainty. In light of the continually evolving nature of this industry, there can be no assurance as to the ultimate level of demand or market acceptance for the Company's products and services. In addition, there can be no assurance that the Company will successfully implement its business strategies, expand its training capacity, maintain the cost competitiveness of its services, meet its current marketing objectives or succeed in positioning its services as the desired means of delivery of Pollution/Reclamation/Remediation services.

Technological Changes

     The Pollution/Reclamation/Remediation/Industrial Service industry is subject to rapid technological changes and service obsolescence. The advent and development of other technology, in particular, could materially affect the manner in which products and services in the Pollution/Reclamation/Remediation field compete effectively. The Company must offer technologically oriented products and services that receive client acceptance and fulfill client needs. To the extent that the Company fails to keep up with technological advancements and enhancements comparable to and competitive with those made by others in the industry, the marketing of the Company's products and services may prove unsuccessful. There can be no assurances that the Company's products and services will not be rendered obsolete by changing technology or that the Company will be able to respond to advances in technology in a manner that will be commercially feasible.

Competition

     At the present time, the Pollution/Reclamation/Remediation/Industrial Service and related services industry in general is highly competitive and is expected to continue to be so in the future. The Company will be competing directly or indirectly with a large number of companies, certain of which may be larger, better capitalized and more established and may have greater access to resources necessary to build a competitive advantage. Although the Company believes that its products and services presently and prospectively can occupy a competitive market position, there can be no assurance that the Company will ever be able to effectively compete in this market.

Training and Difficulty of Maintaining Quality Control

     The Company will be required to continue to undertake extensive training of personnel upon expanding its operations so that Pollution/Reclamation/Remediation/Industrial Service services may be provided in a professionally acceptable and consistent manner. The Company will also need to further develop its system of administration as well as personnel management in order to maintain the quality of products and services on a consistent basis. There can be no assurances that the Company will be able to achieve a level of consistency of its service personnel on a broad scale basis, or that the organization required to administer such initial and ongoing training will not involve substantial costs that will affect the ability of the Company to provide its products and services on a cost-effective basis.

Risks Associated with Expansion and Acquisitions

     The Company has made, and may make in the future, acquisitions of firms providing comparable services. Any acquisitions or expansion of operations the Company may undertake will entail substantial risks because they will involve specific operations that may be unfamiliar to the Company's management. At the present time, the Company has only limited management personnel, and its management has had limited experience in making acquisitions. Consequently, shareholders must assume the risk that the Company (i) may acquire or develop operations for which the Company does not possess sufficient managerial background to administer effectively, (ii) such acquisitions and expansion may ultimately involve expenditure of funds beyond the resources that will be available to the Company at that time and (iii) management of such new or expanded operations may divert management's attention and resources away from its existing operations, each of which factors may have a material adverse effect on the Company's present and prospective business activities.

Consolidation

     The Company intends to consolidate its operations to control costs and expenses. The extent of the consolidation requirements is not presently known. Management personnel have limited experience in consolidation of diversified companies. There can be no assurance that the consolidation will be cost effective or will reduce operating costs.

Dependence upon Key Personnel

     The success of the Company is highly dependent upon the continued services of each of Dr. Edward Schrader, Mr. Robert D. Vick, Mr. James J. Connors, Jr., Mr. Caleb Dana, Mr. Larry Woodcock, Mr. Cal Lowe, II, and Mr. Ken McDonald, each an executive officer of the Company. Although the Company has entered into employment agreements with each of these individuals, and has entered into employment agreements with various other skilled executives and employees, the loss of any of their services would have a material adverse effect on the business of the Company. The Company does not presently maintain "key man" insurance on the lives of any of such executives. There can be no assurances that the Company will be able to replace any of these key executives in the event that their services become unavailable.

Competition for Key Personnel

     The competition for recruitment of personnel in the Pollution/Reclamation/ Remediation/Industrial Service industry is continuous and highly intense. The Company's success will depend in part on its ability to recruit, train and retain highly skilled executive, technical and marketing personnel. There can be no assurances that the Company will, in fact, be in a position to secure and retain the services of such highly skilled personnel to support the Company's contemplated operating and products expansion program.

Possible Volatility of Stock Price

     The historical fluctuations in the market price of the Company's Common Stock indicate that the market price of the Company's Common Stock may be highly volatile. Factors such as fluctuations in the Company's operating results, relationships with present and potential distributors, announcements of technological innovations or new products introduced by the Company or its competitors, and changes in market conditions and in the economy generally, may have a significant impact on the market price of the Company's Common Stock.

Effect of Outstanding Options

     As of March 10, 1997, the Company had granted stock options to purchase an aggregate of 3,527,469 shares of Common Stock, which have exercise prices ranging from $0.25 to $8.00 per share and a weighted average exercise price of $2.28. The Company has been advised that of such options, up to 600,000 options may have been issued in violation of Idaho law and, accordingly, may be null and void. In such event, there would be outstanding options to purchase an aggregate of 2,927,469 shares of Common Stock with a weighted average exercise price of $1.64 per share. To the extent that these outstanding securities are exercised or converted, dilution of the percentage ownership of the Company's shareholders will occur. Sales in the public market of Common Stock underlying the options and warrants may adversely affect prevailing market prices for the Common Stock. Moreover, the terms upon which the Company may be able to obtain additional equity capital or debt financing may be adversely affected because the holders of such outstanding securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the outstanding securities.

Prohibition Against Further Indebtedness

     As part of the financing of the acquisition of 7-7, the Company entered into an Assignment and Security Agreement with APS pursuant to which the Company granted a security interest in all the assets and the issued and outstanding stock of 7-7 to APS (the "Collateral"). Pursuant to such agreement, the Company also agreed not to create, incur, assume or become liable in any manner for any indebtedness (for borrowed money, deferred payment for the purchase of assets, lease payments, as surety or guarantor of the debt of another, or otherwise) other than to APS without APS's prior written consent, except for trade debts incurred in the ordinary course of business. APS has consented to the issuance of the Convertible Debentures. However, there can be no assurance that APS will consent to any future incurrence of indebtedness.

Debt to Certain Officers, Insiders, and Others.

     The Company is indebted to certain officers, insiders, or others pursuant to notes or agreements which remain presently due but unpaid. Such debts include obligations to Larry Woodcock, Calvin F. Lowe, Sr., Calvin F. Lowe, II, James Hodgson, Gary Platek, Edward Kurzenberger, G. Howard Colingwood, and Waste Solutions Corp. Each of these individuals or entities has temporarily withheld efforts to collect on indebtedness of the Company. There can be no guarantee or assurance that further collection efforts will continue to be withheld.

Certain Litigation.

     On February 10, 1997, Alabama Insurance Exchange ("AIE"),, filed an action against the Company, Consolidated Environmental Services, Inc., Eco-Systems, Larco, 7-7, and Robert Vick, a director and officer of the Company, in the Circuit Court of Jefferson County, Alabama. AIE contends that it was engaged as the exclusive insurance broker of record for the Company and subsidiaries and that the Company breached this agreement by rescinding the broker of record engagement AIE seeks actual and punitive damages for breach of contract, quantum meruit, conversion, intentional interference with a business contract, promissory misrepresentation, and conspiracy to defraud. Although this matter is in its very early stages and the Company has not had an opportunity to review this matter with Alabama counsel, it believes that it has valid defenses to the claim and that its outcome will not have a material adverse effect on the Company.

     On or about February 18, 1997, Perma Fix-Environmental Services, Inc. and Perma-Fix, Inc., both corporations (collectively "Perma-Fix") filed an action against the Company in the United States District Court for the Northern District of Texas, Wichita Falls Division. Perma-Fix contends that the Company has misappropriated a secret procedure that Perma-Fix contends is proprietary to it. Perma-Fix also contends that employees of Spiltech, who were formerly employed by Perma-Fix have disparaged the services and business of Perma-Fix by the use of false or misleading misrepresentations. Perma-Fix also contends that the Company breached an agreement with Perma-Fix to refrain from soliciting or inducing any customer of Perma-Fix to use the services of the Company. Perma-Fix further alleges that the Company has received benefits by virtue of misappropriation of its confidential information and that the Company should be required to provide these benefits to Perma-Fix. The suit seeks actual damages in excess of $50,000, injunctive relief, unspecified punitive damages, court costs, and attorney's fees. The Company believes that it has valid defenses to the claim and that its outcome will not have a material adverse effect on the Company.

     There is also pending a civil action in the District Court of Harris County, Texas, styled as Ray A. Nichols, et al v. Clean Channel Association, Inc., et al, cause number 96-52645. The suit seeks damages from Larco The plaintiffs, who were law enforcement officers, contend that they were injured from fumes emitted from burning oil. The suit, which is filed against several emergency response and /or other environmental companies, seeks damages for failure of such companies to warn the law enforcement officers about dangers from the burning fumes after an explosion on or near the San Jacinto River in southern Texas. The Company believes that it has valid defenses to the claim and that its outcome will not have a material adverse effect on the Company.

No Dividends Anticipated to Be Paid

     The Company has not paid its shareholders any cash dividends since its inception and does not anticipate paying cash dividends to its shareholders in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors. For the foreseeable future, it is anticipated that any earnings that may be generated from the Company's operations will be used to finance the growth of the Company and that cash dividends will not be paid to shareholders.

Limited Market for the Company's Securities

     There is currently only a limited trading market for the Common Stock. The Common Stock trades on the Nasdaq SmallCap Market System under the symbol "EXSO," which is subject to substantial restrictions and limitations. There can be no assurance that more than a limited market will ever develop for the Common Stock.

Governmental Regulation

     The Pollution/Reclamation/Remediation industry is subject to stringent oversight and regulation by local, state, and federal regulatory agencies. The Company cannot be assured that the regulations currently in force will not be changed or altered. A change in any regulations, or more stringent regulations or governmental oversight, could substantially increase the operating costs of the Company.

"Penny Stock" Regulations May Impose Certain Restrictions on Marketability of Securities.

     The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. If the Securities offered hereby are removed from listing on NASDAQ at any time following the Effective Date, the Securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such Securities to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the Securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the Securities and may affect the ability of purchasers in this offering to sell the Securities in the secondary market.

Risks Associated with Forward-Looking Statements Included in this Prospectus.

     This Prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the continued expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein particularly in view of the Company's early stage operations, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Offered Shares.

                              SELLING SHAREHOLDERS

     The following table shows the names of the Selling Shareholders, the Offered Shares owned beneficially by each of them as of March 7, 1997, the number of Offered Shares that may be offered by each of them pursuant to this Prospectus and the number of Offered Shares and percentage of outstanding shares of Common Stock to be owned by each of them after the completion of this Offering, assuming all of the Offered Shares being offered are sold. Of the Selling Shareholders, Kenneth McDonald, Larry Woodcock and his wife, Marilyn Woodcock have material relationships with the Company. Mr. McDonald is an officer of the Company, Mr. Woodcock is an officer and director of the Company, and Ms. Woodcock is an officer of the Company. Except for Mr. McDonald and Mr. and Mrs. Woodcock, none of the Selling Shareholders were an officer or director of the Company or, to the knowledge of the Company, had any material relationship with the Company within the past three years.

Selling Shareholders                                                   Number of
                                           Number                        Shares        Percentage    Percentage
                                             of                       Beneficially    Beneficially   Beneficially
                                           Shares        Number of    Owned after        Owned          Owned
                                        Beneficially    Shares that       the          Before the     After the
                                           Owned        May be Sold    Offering         Offering       Offering
                                        ------------    -----------   ------------    ------------    ---------
The Shaar Fund, Ltd., acting in its        921,679 (1)   921,679          0               5.7%                *
capacity as agent for certain
non-U.S. persons
Julius Baer Securities, Inc.,              553,007 (2)   553,007          0               3.5%                *
acting in its  capacity as agent for
certain non-U.S. persons
Duane K. Boyd, Jr. Trust                    91,751 (3)    91,751          0                  *                *
Kenneth Shifrin                             73,400 (4)    73,400                             *                *
Douglas Pyron                               11,010 (5)    11,010          0                  *                *
Majors Investments, LLC                     40,370 (6)    40,370          0                  *                *
E.N. Whitton, Jr.                           14,680 (7)    14,680          0                  *                *
Clinton Capital Club                         7,340 (8)     7,340          0                  *                *
Coutts & CO AG. Zurich                     157,402 (9)   157,402          0               1.0%                *
Sovereign Partners L.P.                    366,527 (10)  366,527          0               2.4%                *
CEFEO Investments                          219,916 (11)  219,916          0               1.4%                *
IHAG Industrie and Handelsbank             366,448 (12)  366,448          0               2.4%                *
COOK & CIE S.A.                             43,973 (13)   43,973          0                  *                *
Stanley Dickson                            183,263 (14)  183,263          0               1.2%                *
Brasidas Management Unlimited Trust         73,210 (15)   73,210          0                  *                *
J&B  Associates  Profit Sharing Plan        73,210 (16)   73,210          0                  *                *
& Trust
Windward Island Ltd.                       292,840 (17)  292,840          0               1.9%                *
S.H. Developments LTD.                     183,025 (18)  183,025          0               1.2%                *
Kenneth and Carolyn McDonald               545,338       545,338          0               3.6%                *
Western Continental, Inc.                   20,000        20,000                             *                *
Larry and Marilyn Woodcock               1,352,021     1,352,021          0               8.8%                *

*    Less than 1%.

(1) Includes 921,679 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(2) Includes 553,007 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(3) Includes 91,751 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(4) Includes 73,400 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(5) Includes 11,010 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.

(6) Includes 40,370 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(7) Includes 14,680 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(8) Includes 7,340 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(9) Includes 157,402 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(10) Includes 366,527 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(11) Includes 219,916 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(12) Includes 366,448 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(13) Includes 43,973 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(14) Includes 183,263 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(15) Includes 73,210 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(16) Includes 73,210 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(17) Includes 292,840 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.
(18) Includes 183,025 shares issuable upon conversion of outstanding Convertible Debentures, assuming the conversion rate as of the date of this Prospectus.

                              PLAN OF DISTRIBUTION

     The Company will not receive any proceeds from the sale of the Offered Shares. It is anticipated that the Selling Shareholders will offer the securities described herein in the manner set forth on the cover page of this Prospectus from time to time to or through brokers, dealers, or underwriters acting as either principals or agents or directly to other purchasers or through agents in one or more transactions on the Nasdaq SmallCap or any other stock exchange on which the Common Stock is listed, in the over-the-counter market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The Selling Shareholders will bear the expenses of any distribution or resale, including the payment of any commission, discount, or transfer tax in connection with any resale. In addition, such distributions and resales may occur electronically, rather than through the issuance of certificates. The Selling Shareholders and any brokers and dealers through whom sales of the Offered Shares are made may be deemed to be "underwriters" within the meaning of the Securities Act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

     The net proceeds to the Selling Shareholders from the sale of Common Stock so offered will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution borne by the Selling Shareholder.

     At any time a particular offer of Common Stock is made, to the extent required, the specific shares of Common Stock to be sold, the name of the Selling Shareholder, purchase price, public offering price, the names of any agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. Such Prospectus Supplement may, if necessary, be in the form of a post-effective amendment to the Registration Statement of which this Prospectus is a part, and will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of such securities.

     To comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales by the Selling Shareholders and any other such person. Furthermore, under Rule 10b-6 of the Exchange Act, any person engaged in a distribution of Common Stock may not simultaneously engage in market making activities with respect to such securities for a period of two business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the securities offered hereby.

                                  LEGAL MATTERS

     The legality of the shares of the Common Stock being offered hereby will be passed upon for the Company by Sam Sexton III, general counsel of the Company.

                                     EXPERTS

     The consolidated financial statements incorporated by reference in this Prospectus from the Company's 1995 Form 10-K have been so incorporated in reliance on the report of Moore, Stephens & Frost, independent auditors, given on the authority of said firm as experts in auditing and accounting, as set forth in their report thereon included therein and incorporated herein by reference.

                                 TRANSFER AGENT

     The Transfer Agent and Registrar for the Shares is Interwest Transfer Company, Salt Lake City, Utah.

                             REPORTS TO SHAREHOLDERS

     The Company distributes annual reports to its shareholders, including financial statements examined and reported on by independent auditors, and will provide such other reports as management may deem necessary or appropriate to keep shareholders informed of the Company's operations.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution

     The table below sets forth the estimated expenses of the Company in connection with the issuance and distribution of the Common Stock covered by this Registration Statement.

      SEC Registration Fee.....................................     $  2,859
      Printing and Engraving Expenses..........................        3,000
      Legal Fees and Expenses (other than Blue Sky)............       35,000
      "Blue Sky" Fees and Expenses.............................        3,000
      Accounting Fees and Expenses.............................        5,000
      Miscellaneous............................................        3,141
                                                                    --------
        Total..................................................     $ 55,000
                                                                    --------

ITEM 15.  Indemnification of Directors and Officers

     Article 8.01 of the Company's Bylaws as adopted on June 25, 1996, entitled "Directors and Officers Indemnification" provides for indemnification of directors and officers under certain circumstances. Section 8.01 provides as follows:

          "8.01 DIRECTORS AND OFFICERS INDEMNIFICATION. Every person who was or is a party or is threatened to be made a party or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible against all expenses, liabilities and losses (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any lawful manner by such person. Such right of indemnification shall not be exclusive of any other right which such director or officer may have or hereafter acquire and, without limiting the generality of such statement, he shall be entitled to his rights of indemnification under any agreement, vote of stockholders, provision of law, or otherwise, as well as his rights under this paragraph. The board of directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have power to indemnify such person. The provisions of this paragraph shall, however, be inapplicable to provide any indemnification to any officer or director for any liability resulting from theft or embezzlement of corporate funds, property, or assets or otherwise inapplicable if indemnification is otherwise restricted by applicable statute."

[Item 16.  Exhibits

 Exhibit
  Number   Description
 -------   -----------

 *5.1      Opinion of Sam Sexton III

*10.1 Promissory Note, in the stated principal amount of $3,300,000, dated November 26, 1996 by Exsorbet Industries, Inc., an Idaho corporation in favor of American Physicians Service Group, Inc., a Texas corporation.

*10.2      Form of Convertible Equity Debenture

*10.3      Form of Securities Purchase Agreement

*10.4      Form of Registration Rights Agreement

*23.1      Consent of Moore, Stephens & Frost

*23.3      Consent of Sam Sexton III (included in Exhibit 5.1)

*24        Power of Attorney (see signature pages of Registration Statement)]

----------
* Filed herewith.

Item 17.   Undertakings

     (a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on March 10, 1997.


                                       CONSOLIDATED ECO-SYSTEMS, INC.



                                       By: /s/ James J. Connors, Jr.
                                           -------------------------------------
                                           JAMES J. CONNORS, JR.
                                           Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes and appoints James J. Connors, Jr. and Sam Sexton III and each of them, either one of whom may act without joinder of the other, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below all amendments and post-effective amendments to this Registration Statement as that attorney-in-fact may deem necessary or appropriate.

       Signature             Title                                     Date



/s/ Edward M. Penick, Jr.    Chief Financial Officer (Principal   March 10, 1997
-------------------------    Financial and Accounting Officer)
    EDWARD M. PENICK, JR.


/s/ James J. Connors, Jr.    Chief Executive Officer, President
-------------------------    and Director (Principal Executive    March 10, 1997
    JAMES J. CONNORS, JR.    Officer)


/s/ Robert D. Vick           Director                             March 10, 1997
-------------------------
    ROBERT D. VICK


   ______________________    Director
   CHARLES CHUNN, JR.


/s/ Dr. Edward L. Schrader   Director and Chairman of the Board   March 10, 1997
-------------------------
    DR. EDWARD L. SCHRADER


/s/ Sam Sexton III           Director                             March 10, 1997
-------------------------
    SAM SEXTON III


/s/ Larry J. Woodcock        Director                             March 10, 1997
-------------------------
    LARRY J. WOODCOCK

                                  EXHIBIT INDEX


 Exhibit
  Number   Description

 *5.1      Opinion of Sam Sexton III

*10.1 Promissory Note, in the stated principal amount of $3,300,000, dated November 26, 1996 by Industries, Inc., an Idaho corporation in favor of American Physicians Service Group, Inc., a Texas corporation.

*10.2      Form of Convertible Equity Debenture

*10.3      Form of Securities Purchase Agreement

*10.4      Form of Registration Rights Agreement

*23.1      Consent of Cooper, Shuffield & Company

*23.3      Consent of Sam Sexton III (included in Exhibit 5.1)

*24        Power of Attorney (see signature pages of Registration Statement)]

----------
* Filed herewith.